Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE

INTERNATIONAL COAL GROUP, INC. ANNOUNCES EXPIRATION AND FINAL RESULTS

OF TENDER OFFER FOR 9.00% CONVERTIBLE SENIOR NOTES DUE 2012

Scott Depot, West Virginia, April 6, 2010 – International Coal Group, Inc. (NYSE:ICO) (“ICG” or the “Company”) announced today the final results of the Company’s previously announced cash tender offer for any and all of the $139.5 million aggregate principal amount of its outstanding 9.00% Convertible Senior Notes due 2012 (CUSIP Nos. 45928HAD8, 45928HAE6) (the “Convertible Notes”), which expired at midnight, New York City time, on April 5, 2010 (the “Expiration Time”). The Company has purchased all of the approximately $114.5 million in aggregate principal amount of Convertible Notes, or approximately 82.1% of the outstanding Convertible Notes, that were validly tendered and not validly withdrawn at or prior to the Expiration Time.

The Company also announced today that the Company’s previously announced cash tender offer for any and all of its outstanding 10.25% Senior Notes due 2014 (CUSIP No. 45928HAA4) (the “Senior Notes”) expired at midnight, New York City time, on April 2, 2010 (the “Senior Notes Expiration Time”). The Company purchased an additional $50,000 in aggregate principal amount of Senior Notes that were validly tendered at or prior to the Senior Notes Expiration Time. The Company previously announced that it had purchased approximately $169.1 million in aggregate principal amount of Senior Notes.

UBS Investment Bank and Morgan Stanley acted as Dealer Managers for the tender offers. D. F. King & Co., Inc. acted as the Information Agent and Depositary for the tender offers.

This press release is for information purposes only and is not an offer to purchase or a solicitation of acceptance of the offer to purchase with respect to any of the Convertible Notes or the Senior Notes.

General Information

ICG is a leading producer of coal in Northern and Central Appalachia and the Illinois Basin. The Company has 13 active mining complexes, of which 12 are located in Northern and Central Appalachia and one in Central Illinois. ICG’s mining operations and reserves are strategically located to serve utility, metallurgical and industrial customers domestically and internationally.

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For more information, contact Ira Gamm, Vice President – Investor and Public Relations, at (304) 760-2619.